

June 6, 2012

Craig R. Herkert
Chief Executive Officer
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, MN  55344

> **Re:**	**SUPERVALU INC.**
> **Form 10-K for Fiscal Year Ended February 26, 2011**
> **Filed April 21, 2011**
> **Form 10-Q for Fiscal Quarter Ended December 3, 2011**
> **Filed January 12, 2012**
> **Response dated May 11, 2012**
> **File No. 001-05418**

Dear Mr. Herkert:

We have reviewed your response and have the following additional comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 26, 2011
Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

Comparison of Fifty-two weeks ended February 26, 2011 (fiscal 2011) with Fifty-two weeks ended February 27, 2010 (fiscal 2010), page 19

1. We note your response to comment 1.  Refer to your statement in your response letter where you state, "[T]he Company believes inventory valued under the replacement cost method is a reasonably accurate cost method on a first-in-first-out basis because

it approximates cost as determined by other acceptable inventory methods." Please address the following:

- Explain to us in detail how you are using the replacement cost method to determine the cost of your inventory. Please tell us whether you are using replacement cost as a separate costing method or in conjunction with determining LIFO cost. If the former, provide us a detailed example on how you value your inventory at year end using the replacement cost method. If not, please clarify and revise your disclosures to indicate how replacement cost is being used.

- We refer to your discussion of using replacement cost as a starting point in arriving at certain non-perishable LIFO inventory costs with 45 day turns in a conference call with the Staff on May 30, 2012. Please provide us with a detailed example that illustrates how you calculate LIFO inventory amounts.

- Tell us how you perform your lower of cost or market (LCM) test at year end with respect to each of your inventory methods and provide us your actual results as of the most recent fiscal year-end.

- Explain to us how your inventory turns by product category (or relevant grouping category, if any) and how general level price inflation or deflation impacts the valuation of your ending inventory under each of your valuation methods used as well as the respective LCM tests.

Note 14 – Segment Information, page 63

2. We note your response to comment 2 and are of the view that the Traditional Retail and Hard Discount operating segments should not be aggregated into one Retail food reportable segment. In this regard, there appears to be significant economic dissimilarities which would preclude aggregation of the Traditional Retail and Hard Discount operating segments under ASC 280-10-50-11. Accordingly, please revise your financial statements and MD&A section as appropriate.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3720 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief